ISSUED ON BEHALF OF RELX PLC AND RELX NV

16 March 2016

Director/PDMR Shareholdings

RELX PLC and RELX NV announce the following transactions in their securities by the Directors and PDMRs identified in the tables below:

1.	RELX Group plc LTIP (Long-Term Incentive Plan 2013)

On 15 March 2016, the performance shares set out below were granted in accordance with the LTIP rules.

	No. of RELX PLC	No. of RELX NV	Date of vesting of
	performance	performance	performance shares
	ordinary shares	ordinary shares
	awarded	awarded
Director
Erik Engstrom	112,690	119,312	2019

Nick Luff	53,087	56,207	2019

PDMR

Ian Fraser	26,180	27,718	2019

Henry Udow	28,584	30,264	2019

Vesting of these awards is subject to achievement of performance conditions.

2. RELX Group plc BIP (Bonus Investment Plan 2010)

On 15 March 2016, the conditional matching share awards set out below were granted in accordance with the BIP rules.

	No. of RELX PLC	No. of RELX NV	No. of RELX NV	Date of vesting of
	conditional	conditional	conditional	conditional
	matching ordinary	matching ordinary	matching ADRs	matching
	shares awarded	shares awarded	awarded	shares/ADRs
Director
Erik Engstrom	—	—	94,965	2019

Nick Luff	26,543	28,103	—	2019

PDMR

Ian Fraser	18,124	19,189	—	2019

Henry Udow	—	—	41,692	2019

Note: Each RELX NV ADR represents one RELX NV ordinary share.

Vesting of these awards is subject to achievement of performance conditions.

3.	RELX Group plc ESOS (Executive Share Option Scheme 2013)

On 15 March 2016, the market price options and conditional share awards set out below were granted in accordance with the ESOS rules.

	No. of RELX PLC	No. of RELX NV	No. of RELX PLC	No. of RELX NV
	ordinary shares	ordinary shares	conditional	conditional
	under option	under option	ordinary shares	ordinary shares
	granted with an	granted with an	awarded	awarded
	exercise price of	exercise price of
	£12.55 per share	€15.285 per share
Director
Erik Engstrom	112,690	119,312	—	—

Nick Luff	53,087	56,207	—	—

PDMR

Ian Fraser	10,069	10,661	2,013	2,132

Henry Udow	10,994	11,640	2,198	2,328

Note: The options are exercisable between 2019 and 2026, and the conditional share awards vest in 2019.

Vesting of options awarded to Directors is subject to achievement of performance conditions.

The conditional share awards under ESOS were granted pursuant to elections by these PDMRs to receive half of their 2016 ESOS award in the form of conditional shares.

- ENDS -

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